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UN
SECURITIES AND
Washi

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SEC FILE NUMBER
8-66136

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Aritas Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 624
(No. and Street)

New York,	NY	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Chaskin — 212-370-8361
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

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I, David R. Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aritas Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DERYCK SINGH
Notary Public, State of New York
No. 01SI6185468
Qualified in Suffolk County
Commission Expires April 21, 2012

Notary Public

Signature

Chief Financial Officer and Financial Operations Principal
Title

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

ARITAS SECURITIES LLC
(a wholly owned subsidiary of Aritas Group, Inc.)

December 31, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Aritas Securities LLC

We have audited the accompanying statement of financial condition of Aritas Securities LLC (the "Company") (formerly Pipeline Trading Systems LLC), a wholly owned subsidiary of Aritas Group, Inc. (formerly Pipeline Financial Group, Inc.), as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aritas Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has incurred losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2 to the financial statement. The accompanying financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

New York, New York
February 27, 2012

ARITAS SECURITIES LLC
(a wholly owned subsidiary of Aritas Group, Inc.)
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$	3,997,418
Investment securities owned, at fair value		901,184
Receivable from broker		1,024,286
Commissions receivable		14,872
Equipment, net of accumulated depreciation of $1,780,509		80,804
Other		335,727
Total assets	$	6,354,291

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	221,106
Accrued expenses and other		419,042
Total liabilities		640,148
Member's equity		5,714,143
Total liabilities and member's equity	$	6,354,291

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Aritas Securities LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary services include:

- *Alpha Pro*: Alpha Pro provides traders with customized trading strategies and offers a proprietary quantitative analysis of historical and real-time order flow to help traders anticipate the potential for alpha under the market conditions in effect over the life of the order, and trade accordingly. Alpha Pro provides its clients with a core suite of preconfigured strategies. Additionally, the Company can customize strategies in response to trader specifications and can analyze a client's trading data and provide a set of custom strategies optimized for orders from each portfolio manager. Client instructions are executed using predictive switching provided by the Algorithm Switching Engine.

- *Algorithm Switching Engine*: The Company's Algorithm Switching Engine utilizes real-time predictive analytics to limit clients' adverse selection costs which are often generated by high frequency trading. The Algorithm Switching Engine's unique and patented technology has access to over 200 algorithms that can be selected depending on minute-by-minute market conditions and the Company's predictive analytics.

- *Block Market*: The Company's Block Market Alternative Trading System ("ATS") provides continuous and anonymous execution of large block trades. The Company's ATS utilizes proprietary targeted dissemination technology to prevent the centralization of blotter information associated with other block crossing models and enables buy-side traders to maintain control over all components of a large order trading strategy including: size, price, timing, information and target audience.

The Company generates commission revenue through securities transactions and introduces customers to its clearing broker pursuant to a fully disclosed clearance agreement. The Company is therefore exempt from the requirements of SEC Rule 15c-3 under paragraph k(2)(ii).

The Company is a wholly owned subsidiary of Aritas Group, Inc. (the "Parent").

2. GOING CONCERN UNCERTAINTY

The Company incurred significant operating losses in 2011. Management has taken several steps to reduce overhead and other operating expenses. The Company is actively working on developing new customer relationships and retaining existing customers to increase revenues in 2012. However, there can be no assurance that the Company will be able to achieve its revenue plan and may need additional capital in order to continue its operations as a broker-dealer for the next twelve months. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared on a going concern basis and as such do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued or acquired to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution. At times the amount on deposit exceeds the insured limit of the institution and exposes the Company to credit risk. At December 31, 2011, the Company held an overnight reverse repurchase agreement with a third party financial institution, through a program provided by their bank. The program provides that their bank, through a third party custodian, holds government agency collateral of 102% of the contract value of the reverse repurchase agreement.

Investment Securities

The Company accounts for its investment securities at fair value. Investment securities with maturities of greater than 90 days, when issued or acquired, are presented as investments in securities owned.

Customer Securities Transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis.

Deferred Revenue

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs securities transactions.

Depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation on equipment is computed using the straight-line method over three years. Depreciation on purchased software is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent and there have been no distributions to the Parent for reimbursements of taxes.

As required by the uncertain tax position guidance in ASC 740, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2011, the Company did not have any material uncertain tax positions for which the statute of limitations remained open.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

4. FAIR VALUE MEASUREMENTS

US GAAP establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments or assets measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. As required by US GAAP, the Company does not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table summarizes the valuation of the Company's assets, carried at fair value, by the fair value hierarchy levels as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents				
Money market fund	$ 429,393	$ -	$ -	$ 429,393
Investment securities owned, at fair value				
Fixed income securities	-	901,184	-	901,184
Totals	$ 429,393	$ 901,184	$ -	$ 1,330,577

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2011, the Company had net capital of $5,271,075, which was $5,021,075 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes; the Company does not regularly trade for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

6. EQUIPMENT

Equipment consists of the following:

		December 31, 2011
Computer equipment	$	1,586,188
Software		275,125
		1,861,313
Accumulated depreciation		(1,780,509)
	$	80,804

7. RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company has entered into a series of administrative agreements (the "Agreements") with the Parent under which the Parent provides the services of its employees and other services as may be required by the Company for which the Company pays the Parent. Such expenses include salaries of certain personnel, office space, legal services, use of the trading system and related computer equipment and technical support services.

Pursuant to the Agreement in place for the period ended April 30, 2011, the Company agreed to pay the Parent monthly $1,750,000 plus 15% of revenue. Effective May 1, 2011, pursuant to the Agreement in place for the period ended September 30, 2011, the Company agreed to pay the Parent monthly $1,500,000 plus 15% of revenue. Effective October 1, 2011, the Company agreed to pay the Parent monthly $1,000,000 plus 15% of revenue. In addition, on an exceptions basis, the Parent may occasionally make payments as a result of the Company's activities or on behalf of the Company that are outside of the scope of the Agreement in place at the time of the payment. In such situations, the Parent is reimbursed by the Company and the relevant expenses are recognized by the Company.

At December 31, 2011, the Company had $10,773 receivable to the Parent for administrative fees, which is included in accrued expenses and other on the statement of financial condition.

Transactions with Pipeline Financial Group LTD

The Company has entered into a commission sharing arrangement with the Pipeline Financial Group LTD ("LTD"), under which the Company shares commissions generated by its customers for executing securities transactions in non-United States securities.

At December 31, 2011, the Company had $100,046 payable to LTD for shared commissions, which is included in accrued expenses and other on the statement of financial condition.

Adaptive Technologies, Inc.

Pursuant to a license agreement entered into by the Parent and Adaptive Technologies, Inc. ("AT"), the Parent has agreed to pay AT royalties based upon factors that can include activities conducted by the Company. Accordingly, the Company recognizes such royalties as an expense and pays such royalties directly to AT. An officer of the Parent owns a significant equity interest in AT.

Transactions with Other Affiliates

Certain subscribers to the Company's brokerage services were affiliated with the Parent and, as such, traded equity and/or option securities primarily as a liquidity provider to the Company's ATS. Such affiliate trading on the ATS ceased in the last quarter of 2011.

8. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is periodically involved in legal matters, including regulatory proceedings and litigation that arise in the normal course of business. The Company does not believe any such matters in which it is currently involved will have a material adverse effect on its financial position or its results of operations.

License Agreements and Other

Pursuant to a license agreement (the "License Agreement") as amended July 17, 2009, entered into by the Parent and a third party, the Parent has a commitment to pay the third party royalties in connection with the use of information provided by the third party in the Company's trading system. Obligations under the License Agreement arising from the Company's operations are recognized at the Parent level.

The Company has client commission arrangements with certain subscriber customers to pay for investment-related services. At December 31, 2011, the Company had recorded $28,771 of investment-related services liability, which is included in accrued expenses and other on the statement of financial condition.

Operating Lease

The Company leases office space in Boston, Massachusetts, Chicago, Illinois and San Francisco, California under noncancelable operating leases expiring at various dates through 2012.

Future minimum annual rental payments under noncancelable operating leases for 2012 are $144,244.

9. TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

10. OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

11. DEFERRED REVENUE

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer executes securities transactions. At December 31, 2011, the Company had recorded $115,792 of deferred revenue, which is included in accrued expenses and other on the statement of financial condition.

12. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2011 through the date the financial statements were available for issuance and has determined there were no subsequent events during this period which impacted the financial statements.

Grant Thornton